UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 24, 2016

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports
Under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Sale of Risk Analytics & Index Solutions Business dated 24 August 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: August 24, 2016

By: /s/ Ines Watson
----------------------
Ines Watson
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)
Date: August 24, 2016

By: /s/ Ines Watson
----------------------
Ines Watson
 Assistant Secretary

Continued momentum in Barclays Non-Core rundown: Sale of Risk Analytics and Index Solutions business to Bloomberg completes

Barclays PLC ("Barclays") has today completed the sale of Barclays Risk Analytics and Index Solutions Ltd. ("BRAIS") to Bloomberg L.P. ("Bloomberg") for approximately £615m(1). The pre-tax gain recognised on completion of the transaction is approximately £535m.

 (1) $810m at USD/GBP rate of 1.31
- Ends -

For further information, please contact:

Investor Relations                                                            Media Relations
Kathryn McLeland                                                            Tom Hoskin
+44 (0) 20 7116 4943                                                         +44 (0)20 7116 4755

About Barclays

Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays